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July 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Re:	Federative Republic of Brazil
Registration Statement under Schedule B
File No. 333-181500

Ladies and Gentlemen:

Reference is made to our letter to you dated July 30, 2012 (the “Acceleration Request”), which we sent on behalf of our client, the Federative Republic of Brazil (the “Republic”), to request that the Republic’s Registration Statement (File No. 333-181500) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 17, 2012, be declared effective at 9:00 a.m. on July 31, 2012 or as soon thereafter as practicable. We now respectfully withdraw the Acceleration Request.

Very truly yours,

/s/ Gregory Harrington

Gregory Harrington